Mail Stop 3561

February 27, 2007

By Facsimile and U.S. Mail

Mr. Scott R. Oglum
Chairman and Chief Executive Officer
Theater Xtreme Entertainment Group, Inc.
250 Corporate Boulevard, Suites E & F
Newark, Delaware   19702

> **Re: Theater Xtreme Entertainment Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed October 13, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2006**
> **Filed February 14, 2007**
> **File No. 0-26845**

Dear Mr. Oglum:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the disclosures will look like revised. These additional disclosures should be included in your future filings.

Item 6. Management's Discussion and Analysis or Plan of Operation

General

2.   Please disclose in a separately captioned section any off-balance sheet arrangements that
        have, or are reasonably likely to have, a current or future affect on your financial
        condition, revenues or expense, results of operations, liquidity or capital resources. See
        Item 303(c) of Regulation S-B.

Results of Operations

Results of Operations for the year ended June 30, 2006 compared to the year ended June 30,
2005

Total Revenue, page 11

3.   You disclose that in 2006 revenues increased 63.6%, but you do not provide an insightful
        analysis of the impact of each business reason you indicate caused the overall increase
        during the year. In this regard, please disclose for all periods presented the change in
        comparable or same store sales and the amount of sales contributed by comparable stores
        for each period presented. Disclose which stores you have included in your calculation.
        Please also disclose the impact of new store openings on revenues during all periods
        presented. See Item 303(b)(1)(iv) of Regulation S-B.

Critical Accounting Policies

Inventory Obsolescence, page 15

4.   You disclose that old models are reclassified into a discontinued category when there are
        model changes and a reduction in value of the old model is dependent upon the
        discontinued model being sold below cost. Please tell us and clarify in your disclosure if
        you regularly review the value of discontinued models in inventory and also, where
        appropriate, the value is reduced prior to an actual sale.

Item 7. Financial Statements

Statements of Stockholders' Equity (Deficit), page 20

5.   Please revise to include a column that reconciles the changes in the number of shares of
        common stock outstanding between fiscal years.

Notes to Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 22

Nature of Operations

6.   Please revise your presentation and disclosures to comply with all of the reporting
        requirements of SFAS 131. In this regard, it appears that perhaps you may have up to
        three reportable segments with your company-owned retail store operations along with
        your wholesale and franchising operations. Please explain to us the operating segments
        you have identified in your business and your basis for aggregation, if any, by providing
        a detailed analysis and support of your compliance with each of the characteristics
        outlined in paragraph 17. We may have further comment upon review of your response.

Revenue Recognition, page 25

7.   You disclose that revenues are recognized pro rata on larger, more complex systems
        where installation occurs over a period of time. Please tell us and revise your disclosure
        to explain your basis and the GAAP method you use to determine the amount of revenue
        to recognize in these types of transactions.

Shipping and Handling Fees and Costs, page 26

8.   Please disclose where you classify shipping and handling fees. Please also disclose that
        as a result of your classification of shipping and handling costs as a component of the
        selling, general and administrative line item, your gross margins are not comparable to
        those of other companies that include shipping and handling costs in the cost of revenues
        line item.

Stock-Based Compensation, page 27

9.   Please revise your disclosure to comply with all of the requirements of paragraph 84 of
        SFAS 123(R). Refer to paragraph 84(b) and 84(c) of SFAS 123(R).

Note 2. Management's Plans, page 28

10.   You have disclosed in the liquidity section of management's discussion and analysis that
        it is possible that you may not have sufficient working capital to fund operations at the
        current planned level and may have to obtain additional funds in some manner. Your
        existing disclosure suggests that your only plan is to raise capital through an offering
        even though there is no guarantee such an offering will be successful. In future filings,
        please disclose the other possible plans management is considering such as additional
        bank financing in an effort to alleviate the potential negative impacts on your ability to
        continue operations.

Note 8. Stock Option Plan, page 33

11.   Please revise your disclosure to include the applicable additional information required by paragraph A240 of SFAS 123(R) to comply with paragraph 64 of SFAS 123(R).

Item 8A. Controls and Procedures, page 35

12.   Please revise your disclosure to indicate that you performed your evaluation as of the end of the period covered by the report rather than a specific date. See SEC Release No. 33-8238, Section II.F.3.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

        Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

        Sincerely,

        Michael Moran
        Accounting Branch Chief